



Elevating
American Vanguard
Corporation (AVD)

May 12, 2022





Important Disclaimers

All information provided herein is for informational purposes only and should not be deemed as a recommendation to buy or sell securities. All performance results are estimates and should not be regarded as final until audited financial statements are issued. Past performance is not necessarily indicative of future results. All investments involve risk including the loss of principal. This transmission is confidential and may not be redistributed without the express written consent of Cruiser Capital Advisors LLC and does not constitute an offer to sell or the solicitation of an offer to purchase any security or investment product. Any such offer or solicitation may only be made by means of delivery of an approved confidential offering memorandum and or subscription agreement.

These materials should only be considered current as of the date of publication without regard to the date on which you may receive or access the information. Cruiser maintains the right to delete or modify information without prior notice. Charts, tables and graphs contained in this document are not intended to be used to assist the reader in determining which securities to buy or sell or when to buy or sell securities. Statements made herein that are not attributed to a third party source reflect the views and opinions of the Manager.

Return targets or objectives, if any, are used for measurement or comparison purposes and only as a guideline for prospective investors to evaluate a particular investment program's investment strategies and accompanying information. Targeted returns reflect subjective determinations by the Manager based on a variety of factors, including, among others, internal modeling, investment strategy, prior performance of similar products (if any), volatility measures, risk tolerance and market conditions. Performance may fluctuate, especially over short periods. Targeted returns should be evaluated over the time period indicated and not over shorter periods. Targeted returns are not intended to be actual performance and should not be relied upon as an indication of actual or future performance.

The past performance of Cruiser, the Manager, its principals, members, or employees is not indicative of future returns. The performance reflected herein and the performance for any given investor may differ due to various factors including, without limitation, the timing of subscriptions and redemptions, applicable management fees and incentive allocations, and the investor's ability to participate in new issues. There is no guarantee that the Manager will be successful in achieving the Fund's investment objectives. An investment in the Fund or any security recommended herein or by virtue of the discussion herein contains risks, including the risk of complete loss. Any investment specific information and/or statistics are subject to change at any point.

While all the information prepared in this document is believed to be accurate, Cruiser Capital Advisors, LLC makes no express warranty as to the completeness or accuracy of such information, nor can it accept responsibility for errors appearing in the document. Moreover, certain of the information set forth in this report is based on third party sources which the Cruiser may not be able to independently verify. Cruiser makes no representations or warranties as to the accuracy, timeliness or completeness of such information. The information and disclosures provided herein are in summary form, have been prepared solely for informational purposes. Any investment in equities contains numerous risks and any investment in a co-investment will be speculative and involved a high degree of risk including the potential loss of one's entire investment.





Cruiser Capital Overview

- Cruiser Capital is a value-based investment firm that believes successful businesses are driven by talented managers and seeks to align with them

- We work to identify businesses at inflection points and determine if there are opportunities to drive superior returns

- Cruiser has a demonstrated expertise in elevating chemical companies, often by working with highly respected executives to enhance their growth profile

- We have known American Vanguard for many years and began investing in the Company recently – currently own approximately **2.5% of the outstanding shares, making us a top ten shareholder**









AVD Company Overview

Business Description:

- American Vanguard Corporation (AVD) manufactures and sells a diversified portfolio of herbicides, pesticides, fungicides, specialty, and agricultural products focused on crop protection, soil enhancement and public health applications
- AVD has used almost all of its FCF to acquire and license established product lines including ~ $250mm on acquisitions in the last 7.5 yrs
- AVD acquired a series of "green" product portfolios that could be worth the value of the entire Company
- HQ is in Newport Beach, CA; 804+ employees
- On March 8, 2022, AVD released a Strategic Sales Target of $947mm by 2025; vs. 2021 Revenue $557 mm a 70% growth rate in 4 Years; on May 4th AVD projected $155mm in 2025 EBITDA

Summary Financial Statistics	
Share Price ($) (May 10, 2022)	$20.5
Shares Outstanding (mm)	30.8
Market Cap ($, mm)	**$631**
Enterprise Value ($ mm)	**$712**
EV / 2022 EBITDA multiple	**9.8x**
Insider Ownership	**6.4%**
Avg. Tenure of Directors	**11 Years**

Source: Company website, 10Q Mar 22, 2022 EBITDA represents midpoint of guidance provided by management.

CRUISER CAPITAL
ADVISORS, LLC



I. Executive Summary



CRUISER CAPITAL
ADVISORS, LLC



Executive Summary

American Vanguard has been a perennial underperformer for stockholders

- The Company's share price over the last decade is **effectively unchanged** and TSR has **underperformed** virtually every relevant benchmark over virtually every relevant time period (1, 3, 5, 10-year)
- AVD has damaged credibility with active shareholders. Trades at **2x turn discount** to peers – and many sell-side and buy-side participants have **abandoned** covering or investing in the Company
- Management and the Board don't recognize the issue with stockholder performance, even claiming they have delivered "attractive returns" by highlighting a **cherry-picked** 7-year during which AVD actually underperformed

Operational execution has struggled and margins have not kept pace with revenue growth

- Adjusted EBITDA for **2021 was roughly equal to 2011** – even after revenue growing approximately 55% (from $300mm to $557mm) and ~$249mm in acquisitions
- The Company has the potential to be a **highly profitable** Ag-Tech platform and has forecasted revenue growing 70% over the next four years
- We believe with better operational focus EBITDA margins could be well over 15% – representing a **massive opportunity** to rerate the share price

Capital allocation results are unstated and unclear – and potentially value-destructive

- In the last 7.5 years the company has spent ~ a **quarter of a billion** dollars on acquisitions and it is unclear to stockholders what the Company's ROIC has been on these transactions
- AVDs long running SIMPAS initiative has promised revenues / returns for 9 years – we estimate the Company has spent ~$30mm on SIMPAS – with **no gross profit contribution**
- How the Company deploys FCF over the next three years will be critical – will the Board make more decisions without accountability, or invest in areas that **benefit stockholders** over the long-term?
- Share repurchase vs. dilution decisions – company has issued a net additional 12% of FD CSE in shares to insiders





Executive Summary

An insular and long-tenured Board has led to poor corporate governance

- The average director tenure is **11 years;** Eric Wintemute has been a Director for **28 years**, and later CEO and now CEO & Chairman of the Board for **11 years**; Lead Independent Director John Killmer has been on the Board for **14 years and LID for 11 years**
- The Board has repeatedly given directors **extensions** to serve beyond the required retirement age of 75 years – Nom & Gov has failed to refresh the Board despite claiming it is in a "multi-year process since 2011"
- Public stockholders are repeatedly **treated with indifference** through a combination of "careless" filings and materials, a clear demonstration of abject indifference to the investment community

Change is needed in the boardroom to ensure stockholders' best interests are protected

- The Company's perplexing and **aggressively defensive** engagement with Cruiser has underscored the need for fresh voices on the AVD Board
- The incumbent directors we are targeting have each overseen significant **value destruction** for stockholders and either led or tolerated poor corporate governance policies that have served to entrench the Board
- Our three director nominees – Dr. Mark Bassett, Patrick Gottschalk and Keith Rosenbloom – bring the right mix of relevant sector CEO roles, investor alignment and financial acumen **to help ensure the Company stops being operated with investors as an afterthought. Each has invested in AVD shares at roughly current prices**

We see an incredible opportunity to harvest profitable growth at American Vanguard

- With a tremendous outlook for the Ag sector over the next five years, there is opportunity to drive value if operational discipline can be improved and restored to peer-equivalent levels
- We believe there is significant room to reexamine synergies with previous acquisitions, trim SG&A and reprioritize the right operating metrics and KPIs – all of which could help deliver at least 15%+ margins
- Based on the Company's own 2025 revenue guidance, we are confident that if management is clearly held accountable, governance is improved and margins are increased, **AVD could be valued between $55-$60 per share by 2025**





EBITDA Has Not Grown With Revenues

- Adj. EBITDA was $54.3 million in 2011
- After more than $249 million of acquisitions, Adj. EBITDA was only $56.8 million in 2021...

(In $ mm)	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Revenue	301.1	366.2	381.0	298.6	289.4	312.1	355.0	454.3	468.2	458.7	556.9
EBITDA	54.3	76.2	75	29.6	32.9	41.5	48.8	61.1	48.6	47.5	56.8
EBITDA Margin	18.0%	20.8%	19.7%	9.9%	11.4%	13.3%	13.7%	13.4%	10.4%	10.4%	10.2%



EBITDA (in $mm)

Source: Press Releases





AVD’s M&A ROI Analysis Raises More Questions Than Answers

- Per AVD’s analysis: acquisitions from 2014-2020 generated at least **$33 to $40 million** of segment EBITDA or **$25 to $28 million** of fully burdened EBITDA in 2021

- Based on $56.8mm for 2021, **~50% of 2021 EBITDA comes from these acquisitions** – implying the remainder of “Core EBITDA” has declined by approximately 50% since 2011

AMERICAN VANGUARD®

RETURN ON INVESTMENT ANALYSIS: ACQUISITIONS FROM 2014-2020

TOTAL CASH = ~$200 MILLION

CASH/INCREMENTAL EBITDA* = 5-6X

RETURN ON CAPITAL EMPLOYED = 10% (WACC = 9%)

CASH/FULLY BURDENED EBITDA* = 7-8X

*BASED UPON FORECASTED 2021 SALES

Project	Acquisition year
Agnova	2020
Agrinos	2020
Rodeo	2019
Raymat	2019
AgroVant	2019
Quizalofop	2018
TT/Envance	2018
AgriCenter	2017
OHP	2017
Medran	2017
Rose	2017
Bromacil	2015

- This disclosure paints a **confusing picture** and prevents investors from comprehensively evaluating the Company

Cost and growth synergy targets and results of integrations are not disclosed or discussed – leaving investors guessing

Source: Q2 2021 Earnings Call Presentation





Why Shareholders Are Concerned

✕ Weak Board governance and lack of Board independence have led to consistently poor shareholder returns

✕ Stockholders have not been rewarded for owning AVD shares

✕ Management continues to make questionable and opaque decisions related to capital allocation and strategy

✕ Board has a pattern of making selective and misleading disclosures in its press releases and SEC filings

We believe urgent change is necessary in the boardroom in order to protect the best interests of stockholders



CRUISER CAPITAL
ADVISORS, LLC



Our Nominees Will Bring Proven Expertise to the Boardroom

Dr. Mark R. Bassett



- **Operational Expertise**
- **Vision & Leadership**
- **Capital Allocation Expertise**

- Mark has a long and accomplished history over the last 30 years of building and growing chemical businesses

- Most recently, from June 2016 until December 31, 2021 Mark was the Chairman and CEO of Hemlock Semiconductor (HSC)

- From 2012-2016 he was a global VP, Polyurethanes at The Dow Chemical Company

Patrick E. Gottschalk



- **Operational Expertise**
- **Corporate Governance**
- **Capital Allocation Expertise**

- Pat is the former Chairman and CEO of Union Carbide from 2007 until 2012

- Most recently Mr. Gottschalk served as President of Coatings, Monomers and Additives - a multi-billion-dollar business within The Dow Chemical Company

- Mr. Gottschalk currently serves as a director of Superior Plus Corporation (TSX:SPB), a propane distributor with a market cap of $2.6 billion

Keith M. Rosenbloom



- **Corporate Governance**
- **Corporate Finance**
- **Capital Markets Expertise**

- Keith is a co-founder of Cruiser Capital. Keith has over 30 years of investing experience with an emphasis on applying traditional value oriented private equity techniques to public and private special situations

- He has consistently helped large and small companies create value through nominating directors, placing key executives and advising CEOs





The Choice for Shareholders is Clear

The Company's Value-Destructive and Over-Tenured Board

- Continued policy of opaque capital allocation disclosures
- No meaningful Board refreshment
- Chronic underperformance and value destruction
- Declining EBITDA margins

Cruiser's Highly Qualified Nominees

- Proven strategic and operational integration expertise
- Shareholder-aligned perspectives in the boardroom
- Improved approach to shareholder engagement
- EBITDA margins well over 15%



CRUISER CAPITAL ADVISORS, LLC



II. AVD's Poor TSR Performance for Stockholders



CRUISER CAPITAL ADVISORS, LLC



"AMVAC has really one future, and that's defined by sustained growth and a consistent and reasonable return to shareholders."

- John L. Killmer (2012)

Lead Director of AVD since June 2011, director since 2008







A Decade of Underperformance

AVD has consistently underperformed all comparative indices for the last 1,3,5,7 & 10 year periods

This Chart was presented to AVD's Board of Directors

Total Return	Morningstar Index *	S&P 600 Small Cap	S&P 500	Russell 2000	AVD
1 Year	3%	6%	18%	-2%	-3%
3 Year	47%	50%	70%	43%	15%
5 Year	75%	72%	111%	63%	24%
7 Year	EST	101%	147%	80%	88%
10 Year	225%	228%	294%	186%	-2%

Source: FactSet & Morningstar. Data as of March 24, 2022

* MGSCI is Morningstar Global Specialty Chemical Index that AVD uses as their benchmark in their 10K to measure its comparative performance.





AVD Has Underperformed All Indices

- Compared to any index, AVD has underperformed

Total Return %

Chart — Total Return % by period and index:

Period	AVD	Russell	S&P 500	S&P Small Cap 600
3 years	-9%	33%	61%	42%
5 years	8%	51%	94%	63%
7 years	65%	76%	132%	101%
10 years	-8%	180%	278%	229%

Legend: AVD, Russell, S&P 500, S&P Small Cap 600

Source: FactSet & Data as of March 07, 2022



CRUISER CAPITAL
ADVISORS, LLC



CRUISER CAPITAL

AVD Position	Reality
The Board dismisses AVD's consistent TSR underperformance	Over any reasonable timeframe AVD's TSR has underperformed
Board questions the comps and peer groups they themselves use in their form 10-K and Proxy Statement	Those peer groups are used to determine NEO compensation
Board claims overperformance for a highly curated period in its May 2nd letter to shareholders by a ~ +9% over-performance to the Russell 2000	3 days later the Board's claim was moot as the 7-year relative TSR was -7%; 10 Year AVD TSR was -10% vs. Russell 2000 +169%





AVD Has Underperformed Using Any Reasonable Time Period

As of Dec 31, 2021

Total Return	Morningstar Global Specialty Chemicals	S&P Mid Cap 400 / Specialty Chemicals	S&P 500	American Vanguard Corporation
1 Year	19.9%	18.7%	28.7%	6.1%
3 Year	90.2%	51.2%	100.4%	9.3%
5 Year	122.0%	53.8%	133.4%	-12.7%
10 Year	339.0%	268.3%	362.6%	29.5%

As of Mar 31, 2022

Total Return	Morningstar Global Specialty Chemicals	S&P Mid Cap 400 / Specialty Chemicals	S&P 500	American Vanguard Corporation
1 Year	1.8%	-3.7%	15.6%	0.1%
3 Year	50.1%	21.3%	68.2%	19.5%
5 Year	74.9%	24.5%	109.9%	24.9%
10 Year	221.6%	175.0%	292.0%	-1.4%

Source: FactSet and Morningstar Global Website
* MGSCI is Morningstar Global Specialty Chemical Index that AVD uses as their benchmark in their 10K to measure its comparative performance.



CRUISER CAPITAL ADVISORS, LLC



A Perpetually Stagnant Stock Price That is Now Lower Than 10 Years Ago

10 Year Share Price ($) (May 09,2012 to May 09,2022)

$20.6

$23.8

Source: FactSet





The Board's Lack of Oversight Exemplified

AVD filed an incomplete chart in its 2021 10-K missing important comparative data and misrepresenting the Company's poor performance





The Board's Lack of Oversight Exemplified (cont'd)

- **Here is what the chart *should* have looked like:**

Cumulative Five Year Total Return (Assumes Initial Investment of $100)
250.0
200.0
150.0
100.0
50.0
0.0
2016
2017
2018
2019
2020
2021
233.4
222.3
153.8
87.3
Morningstar Global Specialty Chemicals
S&P Mid Cap 400 / Specialty Chemicals
S&P 500
American Vanguard Corporation

$100 Invested on Dec 31, 2016 in:	Morningstar Global Specialty Chemicals	S&P Mid Cap 400 / Specialty Chemicals	S&P 500	American Vanguard Corporation
Would have amounted on Dec 31, 2021 to:	$222.3	$153.8	$233.4	$87.3

When the Morningstar Global Speciality Chemicals index is properly included it further highlights AVD's massive underperformance

Source: FactSet and Morningstar Global Website





Lapses in Oversight

- Whatever the motivation behind "forgetting" to add the unflattering comparative data (7 days after Cruiser had notified the Company of its intent to nominate directors), it represents carelessness to the detriment of shareholders

- In any case, **each of the Directors signed off** on the 2021 10-K and its only comparative performance data metric

- We believe this example is indicative of how the Board **cannot properly** <u>**oversee management on behalf of shareholders**</u>

  - **Others example include:**
    1. the March 8th press release announcing a share buyback after Cruiser's nomination notice on March 7th <u>omitting the $20 price cap which</u> was disclosed 6 days later in the 10-k filing;
    2. Faulty 10-Q disclosures;
    3. 2Q earnings call commentary;
    4. Two NT filings;
    5. M&A ROI <u>disclosures;</u>
    6. Proxy disclosures, etc.

Source: FactSet and Morningstar Global Website



CRUISER CAPITAL
ADVISORS, LLC



The Board's Leaders Have Overseen Chronic Underperformance

Cumulative Total Return since John Killmer became Lead Director and Mr. Wintemute became Chairman (from June 9, 2011 to Dec 31, 2021) – Assumes Initial Investment of $100
500.0
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
456.9
439.2
379.3
153.4
Jun-11 Sep-11 Dec-11 Mar-12 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21
Morningstar Global Specialty Chemicals
S&P Mid Cap 400 / Specialty Chemicals
S&P 500
American Vanguard Corporation



Source: FactSet and Morningstar Global Website
Return from June 9, 2011 to Dec 31, 2021
**For Morningstar GSCI the Initial investment of $100 is assumed to be made on Dec 31, 2011*
These indices are chosen because they are the ones used by the Company in it's own 10-k filings for the past 10+ years.

CRUISER CAPITAL ADVISORS, LLC
23





The Board's Leaders Have Overseen Chronic Underperformance

Returns for period ending Mar 07, 2022	FMC Corporation	UPL Limited	Nufarm	Russell 2000	S&P 500	American Vanguard AVD
1 Year	18.0%	25.2%	8.0%	-10.1%	10.9%	-21.0%
3 Year	61.6%	30.1%	2.2%	32.9%	60.8%	-9.3%
5 Year	150.5%	64.7%	-34.5%	51.3%	94.2%	8.3%
7 Year	149.0%	179.5%	-16.24%	75.9%	131.8%	65.1%
10 Year	222.6%	801.9%	31.7%	180.3%	278.5%	-7.7%
From June 9, 2011	294.9%	698.2%	29.3%	184.5%	303.8%	53.7%

March 7, 2022 is the unaffected date, the Day Cruiser Nominated its Directors to the Company

Returns for period ending May 09, 2022	FMC Corporation	UPL Limited	Nufarm	Russell 2000	S&P 500	American Vanguard AVD
1 Year	-3.6%	25.2%	24.48%	-21.6%	-4.4%	3.1%
3 Year	50.9%	27.0%	33.72%	16.5%	46.2%	37.7%
5 Year	95.6%	51.0%	-30.8%	34.9%	82.2%	20.6%
7 Year	139.8%	147.5%	-4.1%	56.5%	115.4%	48.2%
10 Year	184.8%	1008.4%	54.1%	155.2%	258.8%	-13.4%
From June 9, 2011	279.8%	747.9%	52.25%	157.4%	284.5%	94.1%

Source: FactSet




CRUISER CAPITAL ADVISORS, LLC



7 Years Total Return vs Peers on a Random Date Selected by AVD

CRUISER CAPITAL

- AVD cherry-picked one particular time frame and cited a comparative index it had never used to obfuscate its true returns – and sent it to stockholders saying:



> *"...the Company has delivered attractive returns and strong performance relative to agrochemical peers and the* ***Russell 2000*** *over the last* ***seven years..."***
>
> AMERICAN VANGUARD — Letter to Investors, May 3, 2022

- And then it was moot only three days later as AVD shares underperformed that same index over the same period – **showing the indisputable truth that AVD has failed to deliver returns for stockholders**



Returns for period ending May 03, 2022	FMC Corporation	UPL Limited	Russell 2000	S&P Mid Cap Specialty Chem Index	S&P 500	American Vanguard AVD
Incremental Return over AVD (periods ending May 03, 2022)						
Over 7 years	+86.2%	+94.8%	-7.3%	-18.1%	+49.4%	0.0%
Over 10 years	+212.0%	+1000.5%	+179.1%	+180.3%	+275.5%	0.0%
From June 9, 2011	+208.5%	+701.5%	+74.2%	+133.2%	+198.9%	0.0%

Returns for period ending May 06, 2022	FMC Corporation	UPL Limited	Russell 2000	S&P Mid Cap Specialty Chem Index	S&P 500	American Vanguard AVD
Incremental Return over AVD (periods ending May 06, 2022)						
Over 7 years	+98.3%	+106.1%	+7.2%	+0.2%	+68.1%	0.0%
Over 10 years	+205.5%	+1004.0%	+175.5%	+184.9%	+276.8%	0.0%
From June 9, 2011	+201.5%	+662.8%	+73.5%	+140.3%	+202.0%	0.0%

Source: FactSet





III. Operational Performance Can Be Elevated





Operational Concerns

 **Poor operational discipline leading to enterprise-wide inefficiencies**

 **Seeming lack of proper accountability for KPIs and synergy achievement**

 **Little meaningful oversight from management or Board**

There is a clear need to drive operational efficiency and deliver increased value for stockholders

Source: FactSet & Company filings



CRUISER CAPITAL ADVISORS, LLC



Improved Operational Focus & Execution Will Drive Value

- AVD has driven significant revenue growth. Despite that growth, EBITDA margins have dropped sharply leading to no real improvement in earnings
- Improved operating execution and focus across all functions will restore EBITDA margins to 15% or more, in line with historical performance and similar companies
- Restoring EBITDA margins, we will create significant long-term shareholder value

Historical EBITDA margins
30%
25%
20%
15%
10%
5%
0%
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
FMC: 26% 25% 23% 23% 25% 19% 25% 26% 26% 27% 26%
AVD: 18% 21% 20% 10% 11% 13% 14% 13% 10% 10% 10%
UPL: 18% 17% 17% 18% 19% 20% 20% 20% 19% 20% 22%
AVD
FMC
UPL





G&A Costs Continue to Rise With Revenue

SG&A as a percentage of revenue has increased with G&A growing in absolute and % terms

SG&A Composition as a % of Revenue (in $, mm)

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Total	27.5%	27.8%	30.3%	36.1%	34.7%	34.5%	34.0%	31.6%	32.3%	33.6%	32.8%
General and administrative	6.9%	7.0%	7.2%	9.4%	8.9%	8.6%	7.8%	7.6%	7.6%	8.0%	7.8%
Research, product development and regulatory	5.9%	5.7%	5.7%	7.1%	6.6%	6.8%	7.3%	5.8%	5.1%	5.7%	5.2%
Freight, delivery and warehousing	7.0%	8.1%	8.8%	9.1%	9.9%	10.3%	10.6%	9.5%	10.0%	10.6%	11.1%
Selling	7.7%	7.1%	8.6%	10.6%	9.3%	8.8%	8.2%	8.7%	9.6%	9.2%	8.7%
Revenue	304	366	381	299	289	312	355	454	468	459	557

Legend:
- Selling
- Research, product development and regulatory
- Revenue
- General and administrative
- Freight, delivery and warehousing

Source: FactSet & Company filings



CRUISER CAPITAL ADVISORS, LLC



G&A Costs Continue to Rise With Revenue

- **G&A% have deteriorated over the years with the increase in the revenue**

SG & A	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Selling	23	26	33	32	27	27	29	40	45	42	49
General and administrative	**21**	**30**	**34**	**27**	**29**	**32**	**38**	**43**	**47**	**49**	**62**
Research, product development and regulatory	18	21	22	21	19	21	26	26	24	26	29
Freight, delivery and warehousing	21	25	28	28	26	27	28	35	35	37	43
Total	**84**	**102**	**116**	**108**	**100**	**108**	**121**	**144**	**151**	**154**	**182**

SG & A (%)	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Selling	7.7%	7.1%	8.6%	10.6%	9.3%	8.8%	8.2%	8.7%	9.6%	9.2%	8.7%
General and administrative	**7.0%**	**8.1%**	**8.8%**	**9.1%**	**9.9%**	**10.3%**	**10.6%**	**9.5%**	**10.0%**	**10.6%**	**11.1%**
Research, product development and regulatory	5.9%	5.7%	5.7%	7.1%	6.6%	6.8%	7.3%	5.8%	5.1%	5.7%	5.2%
Freight, delivery and warehousing	6.9%	7.0%	7.2%	9.4%	8.9%	8.6%	7.8%	7.6%	7.6%	8.0%	7.8%
Total	**27.5%**	**27.8%**	**30.3%**	**36.1%**	**34.7%**	**34.5%**	**34.0%**	**31.6%**	**32.3%**	**33.6%**	**32.8%**

G&A has grown at the highest rate indicating failure to efficiently drive productivity and integrate acquisitions

Source: FactSet & Company filings



CRUISER CAPITAL ADVISORS, LLC



Q1 Earnings Call: Cruiser Impact?



- AVD continues to reference Cruiser; citing midpoint of Cruiser's 2025 EBITDA estimate of $155 million
- Q1 Sales were up dramatically vs. the guidance given earlier on March 8th, with only 22 days left in the quarter
- On the May 5, 2022 earnings call Eric Wintemute was asked twice if the strong 1Q earnings were the "result of pull forward of demand"? Both times he answered no

> *"{We're} not seeing any pull from Q2"*

AMERICAN VANGUARD

2022 Performance Targets

		Q1 2022
Revenue Growth	8% - 11%	+29%
Gross Profit Margin	38-40%	+41%
Operating Expenses	OPEX as % of Sales (31-33%)	31%
Interest Expense	Similar to 2021	$400K vs $950k (Down 58%)
Tax Rate	Expected Mid 20% Range	31%
Debt-to-EBITDA* Target	<1.0X with out Acquisitions <2.5X with Acquisitions	1.25X
Net Income	*60 - 70% Increase*	224%
*EBITDA**	*Grow faster than Revenue*	+65%

*Non GAAP adjusted as per earnings released dated 5-4-2022

- This even though margins in Q1 were demonstrably higher, guidance for the year remained unchanged
- We contrast this to FMC, Bayer & Syngenta who also reported great Q1 numbers, but stated that they did pull sales forward

"***Guidance for Q2 takes into account the shift of some sales from Q2 into Q1*** as customers across many countries placed orders in advance to secure supplies during these uncertain times. Given the current industry dynamics, it is possible we will see the same phenomenon occur with future orders moving into Q2"

- Mark Douglas, CEO, FMC (FMC Q1 2022 Earnings Call on May 03, 2022)





Analyst Questions Operational Efficiency & Margin Decline

Chris Kapsch, research analyst who has been covering AVD since 2006 questioned the profitability and decreasing margins in the Q1 March 22 earnings call



".....But, again, getting at the crux of the acquisitions that added to the sales level, I mean, look, you can pick a spot in time and you can kind of use the data to make your argument, I guess, on both sides of this. **But one could say that you can look at the company's EBITDA one point in time and then subsequently after those five or six acquisitions that might have added like $25 million to $30 million in EBITDA, that the** company's EBITDA finishing 2021 is comparable to where it was before those acquisitions. So therefore, it implies some compression of margin or some EBITDA that sort of went away. **And it wasn't just the cycle because of when you can pick and choose the first data point.** So I'm just wondering if you acknowledge that there's some merit to that and/or if you talked with the investor about sort of some potential solutions to remedy that, if you think that has merit."

Chris Kapsch

Analyst



LOOP CAPITAL

Source: Q1 Mar 22 Earnings Call Transcript

CRUISER CAPITAL
ADVISORS, LLC



Changes to Published Growth Targets

Strategic Growth Forecasted by Management for Year 2025

| In $, millions | Nov-20 | Aug-21 | Mar-22 | % change |
	Q3 2020 PPT	Q2 2021 PPT	Q4 2021 PPT	Q3 20 – Q4 21
Core Business	736	694	694	(5.7%)
Green Initiatives	118	140	140	18.6%
SIMPAS	131	84	113	(13.7%)
Total Sales Target	**985**	**918**	**947**	**(3.9%)**

Strategic Growth Forecasted by Management for Year 2023

| In $, millions | Nov-20 | Aug-21 | Mar-22 | % change |
	Q3 2020 PPT	Q2 2021 PPT	Q4 2021 PPT	Q3 20 – Q4 21
Core Business	604	597	597	(1.2%)
Green Initiatives	48	70	70	45.8%
SIMPAS	35	28	28	(20.0%)
Total Sales Target	**687**	**695**	**695**	**1.2%**

The same lack of control and oversight from management is clear in the missed growth targets

Source: Q3 2020, Q2 2021 & Q4 2021 Investor Presentation



CRUISER CAPITAL
ADVISORS, LLC



IV. Unclear Capital Allocation Strategy



CRUISER CAPITAL
ADVISORS, LLC



Capital Allocation Analysis

(In $ mm)	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Revenue	301.1	366.2	381.0	298.6	289.4	312.1	355.0	454.3	468.2	458.7	556.9
EBITDA	54.3	76.2	75	29.6	32.9	41.5	48.8	61.1	48.6	47.5	56.8
EBITDA Margin	18.0%	20.8%	19.7%	9.9%	11.4%	13.3%	13.7%	13.4%	10.4%	10.4%	10.2%

Total free cash flow generated	$253.2 million
Total paid in dividends	$30.3 million
Shares Repurchased	$18.7 million
Cash used in acquisitions	~$200 million

Source: FactSet and Company Filings



CRUISER CAPITAL
ADVISORS, LLC



Questionable M&A Strategy

- **In the last 7.5 years, AVD has spent more than $249 million on acquisitions without integration or growth metrics**

M&A Spent (in $ mm)

Year	Prior Acquisitions	Acquisitions in Current Year	Total
2010		33	33
2011	33		33
2012	33	3	36
2013	36		36
2014	36		36
2015	36	37	73
2016	73		73
2017	73	94	167
2018	167	25	192
2019	192	61	253
2020	253	32	285

■ Prior Acquisitions ■ Acquisitions in Current Year

ROI is unclear but does appear suboptimal.

Source: Company filings, Cruiser Research



CRUISER CAPITAL
ADVISORS, LLC



AVD's Past M&A Transactions (in $ 000's)

No.	Date	Target	Acquirer	Net of Cash Consideration (1)	Cash	Liabilities Assumed (2)	Deferred and Others (3)	EV (=1+2+3)
1	May 19, 2021	Syngenta Crop Protection	AMVAC	-	-	-	-	-
2	Oct 8, 2020	AgNova	AVD Australia	16,217	157	5,325	2,630	24,172
3	Octr 2, 2020	Agrinos	AMVAC	3,125	1,813	4,963	-	8,088
4	Dec 20, 2019	Du Pont de Nemours	AMVAC	10,000	-	1,407	-	11,407
5	Jul 1, 2019	Raymat & Esstar	AVD	7,293	-	300	-	7,593
6	Jan 10, 2019	Defensive and Agrovant	AMVAC do Brazil	20,679	981	18,160	3,051	41,890
7	Dec 28, 2018	Du Pont de Nemours	AMVAC BV	15,827	-	-	3,530	19,357
8	Dec 14, 2018	Bayer AG	AMVAC		-	-		
9	Jun 20, 2018	Bayer AG	AMVAC	1,978	-	-	-	1,978
10	Nov 9, 2018	TyraTech	AMVAC	2,154	1,600	1,750	-	3,904
11	Oct 27, 2017	AgriCenter S.A	AMVAC BV					
12	Oct 2, 2017	OHP	AMVAC					
13	Aug 22, 2017	Syngenta AG	AMVAC BV	81,896	-	-	10,659	92,555
14	Jun 6, 2017	Adama Agricultural	AMVAC					
15	Jan 13, 2017	The Andersons, Inc.	AMVAC					
16	Jun 27, 2017	Profeng Australia Pty Ltd.	AMVAC BV	950	-	-	-	950
17	Apr 29, 2015	DuPont Crop Protection.	AMVAC CV	36,667	-	-	224	36,891
18	Apr 6, 2015	Adama Agricultural	AMVAC CV		-	-		
19	Nov 30, 2012	TyraTech	AMVAC	2,400	-	-	1,073	3,473
20	Oct 7, 2011	BCS AG	AMVAC	316	-	-	-	316
21	Dec 20, 2010	BCS AG	AMVAC					
22	Dec 13, 2010	BCS AG	AMVAC					
23	Dec 7, 2010	BCS AG	AMVAC	20,655	-	-	12,022	32,677
24	Oct 14, 2010	Certis-USA	AMVAC					
25	Jul 21, 2010	BCS AG	AMVAC					
	Total			220,157		31,905	33,189	285,251

Source: 10ks and 10Qs





AVD's Past M&A Transactions from 2014-2020 (in $ 000's)

No.	Date	Target	Acquirer	Net of Cash Consideration (1)	Cash	Liabilities Assumed (2)	Deferred and Others (3)	EV (=1+2+3)
1	May 19, 2021	Syngenta Crop Protection	AMVAC	-	-	-	-	-
2	Oct 8, 2020	AgNova	AVD Australia	16,217	157	5,325	2,630	24,172
3	Octr 2, 2020	Agrinos	AMVAC	3,125	1,813	4,963	-	8,088
4	Dec 20, 2019	Du Pont de Nemours	AMVAC	10,000	-	1,407	-	11,407
5	Jul 1, 2019	Raymat & Esstar	AVD	7,293	-	300	-	7,593
6	Jan 10, 2019	Defensive and Agrovant	AMVAC do Brazil	20,679	981	18,160	3,051	41,890
7	Dec 28, 2018	Du Pont de Nemours	AMVAC BV	15,827	-	-	3,530	19,357
8	Dec 14, 2018	Bayer AG	AMVAC					
9	Jun 20, 2018	Bayer AG	AMVAC	1,978	-	-	-	1,978
10	Nov 9, 2018	TyraTech	AMVAC	2,154	1,600	1,750	-	3,904
11	Oct 27, 2017	AgriCenter S.A	AMVAC BV					
12	Oct 2, 2017	OHP	AMVAC					
13	Aug 22, 2017	Syngenta AG	AMVAC BV	81,896	-	-	10,659	92,555
14	Jun 6, 2017	Adama Agricultural	AMVAC					
15	Jan 13, 2017	The Andersons, Inc.	AMVAC					
16	Jun 27, 2017	Profeng Australia Pty Ltd.	AMVAC BV	950	-	-	-	950
17	Apr 29, 2015	DuPont Crop Protection.	AMVAC CV	36,667	-	-	224	36,891
18	Apr 6, 2015	Adama Agricultural	AMVAC CV					
	Total			196,786		31,905	20,094	248,785

Source: 10ks and 10Qs



Case Study: SIMPAS – Management Credibility





- For the past 9+ years SIMPAS has been a focal point. It may or may not deliver material value – but AVD receives no credit today.

- To date, SIMPAS has generated no meaningful revenues and no gross profit contribution

- On May 4ᵗʰ the Company projected SIMPAS revenue would grow from $0 to $113 million in the next 3 ½ years

- Management time, energy, resources and capital

- Management projected 2025 EBITDA of $155 equates to ~ 4.6x EV/ EBITDA

Date	Total Expense		Capitalized Expense		Source Statement
12-Mar-18	**FY2017**		**FY2017**		With regards to the SIMPAS system, I think we did about $2.8 million in 2017, but we're getting to the point now we're finalizing – we're doing the equipments itself and of that $2.8 million, we capitalize $600,000, so expense of $2.2 million. For 2018, we will probably exceed that $2.8 million. However, I think we would expect the majority of that, at this point, to be capitalized, so it would not be a hit to our earnings. (Eric, CEO, AVD)
Q4 2017	$2,800,000		$600,000		
Earning's Call	**FY2018**		**FY2018**		
	>$2,800,000		NA		

Source: Company filings, Cruiser Research




SIMPAS Anticipated Launch Date(s)

Chairman and CEO Wintemute discusses Simpas on every call, in every press release.

"We intend to create, demonstrate and commercialize a multi-functional plant treatment system with which we have named SIMPAS....Our first prototypes are expected to be tested this year and we anticipate commercializing this advanced planting approach in the 2016, 2017 season."

Q4 2013 Earnings Call (February 27, 2014)

"We expect to have prototype SIMPAS systems tested during the first half of 2016, limited availability in 2017 and full commercialization in 2018."

Q3 2015 Earnings Call (November 02, 2015)

"And as I will discuss in more detail later, we have continued to advance the development of our SIMPAS technology as we position this important innovation for commercial launch."

Q4 2017 Earnings Call (March 12, 2018)

"Our team is on track for a soft launch in 2020, followed by a hard launch in 2021. By 2023, we expect to make synchronization available."

Q4 2018 Earnings Call (March 11, 2019)

Using conservative estimates of market penetration and domestic markets only, we are targeting top line contribution on the order of $35 million in year three and $131 million in year five. In addition, we are confident that SIMPAS will be well received outside the US and are already planning to host SIMPAS field trials in Brazil in 2021.

Q3 2020 Earnings Call (November 09, 2020)

Source: Company filings, Cruiser Research







V. Governance Concerns on a Long-Tenured Board





Governance Concerns

CRUISER CAPITAL

Esmail Zirakparvar has completely abdicated his responsibility as the Head of the Nominating and Governance Committee



- Failed to refresh the Board as two directors have consistently resigned due to age
- Failed to properly engage in succession planning
- Overseen a muted “a multi-year refreshment” which has led to the appointment of only two directors in 10 years

Al Ingulli as Finance Chair has overseen Board persistent poor financial discipline indicating little accountability to stockholders



- AVD has no published KPIs
- Capital allocation policies are opaque and seem ineffective

Lack of ownership mentality and stockholder indifference



- Highly selective public disclosures and omissions
- The Board has consistently diluted shareholders
- Outdated investor relations page

Board’s refusal to constructively engage with stockholders



- After Cruiser presented a detailed valuation framework, the Board chose to not engage in constructive dialogue and instead, disappointingly hiding behind a perfunctory interview process and misrepresent its interactions





Poor Attempt to Claim Responsible Refreshment

For the first time ever, on April 19, 2022, AVD's Board announced it has pursued a "multi-year process" to refresh its Board over the past 11 years:

- Yet from 2011 to 2019, they added exactly one director to fill the seat of an 80-year-old director that had been vacant since his retirement **four years earlier**

- In 2021, they added one more – again, only after an existing director retired

> With the appointment of Debra Edwards in 2011, the Board began a multi-year process of improving board diversity and, at the same time, refining the Company's corporate governance structures and processes to replace long-tenured directors. As a result of this process:
>
> - In September 2019, the Board appointed Emer Gunter, then age 58, to the seat vacated by former director Carl Soderlind, who had retired in 2015 at the age of 80.
> - In December 2021, the Board appointed Marisol Angelini, 61, to replace the retiring director Lawrence Clark.

These are not the actions of an engaged Board, and they speak more to the Board and its advisors employing **standard <u>spin tactics</u>** to distract stockholders from the Board's **<u>failure to govern properly</u>** rather than working at genuine refreshment





A Board Retirement Policy No One Cares About

- According to the Company's Corporate Governance policy adopted in 2017, Directors must retire at the Annual Meeting of Shareholders following their 75th birthday, subject to the approval of a majority of the independent directors to make an exception

- **Despite this, both the Nominating and Corporate Governance and full Board have *unanimously* refused at least seven times to accept the resignations of Al Ingulli (age 80) and Mort Erlich (age 77)**

- While the Board may believe it does not have to follow the policies it set in place for itself, Glass Lewis has made clear it's stance on waiving the age limit for two or more consecutive years

*"Waiver of Age and Tenure Policies: We have revised our approach to boards waiving self-imposed age and/or tenure policies. Beginning in 2022, **in cases where the board has waived its term/age limits for two or more consecutive years**, Glass Lewis will generally **recommend shareholders vote against the nominating and or governance committee chair**, unless a compelling rationale is provided for why the board is proposing to waive this rule, such as consummation of a corporate transaction."*

GLASS LEWIS

2022 Policy Guidelines, page 10.

We believe the Board's refusal to accept the consecutive resignations of Messrs Ingulli and Erlich is indicative of the Board's insular and stagnant culture





Nominating & Governance Committee Has Not Done Its Job

- We believe the current Nominating and Governance Committee, chaired by Mr. Zirakparvar, has made **no effort to assess the strength of the Board's current composition or commit to real succession planning**

  - This is exemplified by the fact that there is only one director who has the financial expertise to direct the Audit Committee, Mr. Erlich, and even though he too is past the mandatory age limit the Board refuses to accept his resignation

"…Mr. Erlich, as the chair of the Audit Committee and as the Audit Committee's sole audit committee financial expert, possesses specific skills, knowledge and qualifications that are not easily replaced, and his premature retirement would place the Company at risk of violating the independence and audit committee composition requirements of the New York Stock Exchange and the Securities Exchange Act."

We believe this is indicative of a Board entirely out of touch with basic governance practices





The AVD Board Refuses to Follow Its Own Guidelines

" *In short, the Board has charted a course pursuant to which its members reflect our commitment to*

*diversity, are assessed as to their level of contribution to the Board and **have realistic expectations***

***on tenure**. Given the importance of the Board's mission, it is essential that new members undergo a*

rigorous selection process and can demonstrate suitability toward overseeing the management of a

*complex, **mid-sized public company.** We believe that **it is important to cycle experience directors***

***off, and new directors on**, the Board in an orderly and measured fashion, so that we maintain a*

high level of competency while each new member ascends the learning curve. "

– AVD Proxy and Guidelines

CRUISER CAPITAL
ADVISORS, LLC





Separate the Chairman & CEO Role



Eric Wintemute
CEO & Chairman

- Mr. Wintemute has served on the Board for 28 years

- He has been both Chairman and CEO since June 2011 (~11.5 years)

- According to Mr. Wintemute, he signs off on every purchase over $25,000. For a company generating almost $600,000,000 in sales we believe this could be a management bottleneck

- We believe the Company needs more independent oversight at the Board level – an independent Board will be more effective

- Mr. Wintemute will be able to dedicate more time to operations as the CEO reporting to the Board and Chairman

Separating the Chairman and CEO role will allow Mr. Wintemute to meaningfully address the operational underperformance that has plagued AVD and deliver increased value for stockholders

CRUISER CAPITAL
ADVISORS, LLC





Selective Disclosure Around Buybacks

In March, the Company announced the Board's approval of a share repurchase program for up to 1 million shares of common stock over the course of the next year – one day following Cruiser's nomination notice

"This authorization reflects the strong confidence that our board places in the company's long-term success. This program also serves, in part, to offset the expansion of outstanding shares resulting from equity awards that we make to our workforce."

CEO and Chairman Eric G. Wintemute
Q4 2021 Earnings, May 8 2022

In contrast to the enthusiasm and rationale in the press release, six days later the Company filed it's 10-K and note the buyback was capped at $20 per share:

Share Repurchase Programs

On March 8, 2022, pursuant to a Board of Directors resolution, the Company announced its intention to repurchase an aggregate number of up to 1,000,000 shares of its common stock, par value $0.10 per share, in the open market, over the succeeding one year at a price not to exceed $20 per share, subject to limitations and restrictions under applicable securities laws.

How can the Company be expected to improve if the Board of Directors lacks confidence in its ability to perform?





AVD's Attempt to Bend the Truth

CRUISER CAPITAL

- The Board and management won't acknowledge the problem, cherry-picking data to hide returns that have underperformed the broader market and indices over every relevant time period

> - Under the leadership of your highly experienced Board and management team, the Company has delivered attractive returns and strong performance relative to agrochemical peers and the Russell 2000 over the last seven years.

- We believe this is a subjective, and essentially misleading statement

- In any event – 3 days later this claim was invalid as the Russell 2000 for the prior 7 years outperformed AVD by 7% as of May 6, 2022

American Vanguard Files Definitive Proxy Materials and Sends Letter to Stockholders

May 02, 2022 08:30 AM Eastern Daylight Time

NEWPORT BEACH, Calif.--(BUSINESS WIRE)--American Vanguard Corporation ("American Vanguard" or "the Company") (NYSE:AVD) today announced that it has filed its definitive proxy statement with the U.S. Securities and Exchange Commission ("SEC") in connection with its Annual Meeting of Stockholders (the "2022 Annual Meeting"), scheduled to be held on June 1, 2022. Stockholders of record as of April 8, 2022 will be entitled to vote at the meeting.

In conjunction with the definitive proxy statement, the Company has sent a letter to stockholders outlining the Company's attractive positioning and path forward under its leadership team and its response to the proxy solicitation initiated by activist hedge fund Cruiser Capital Advisors LLC ("Cruiser").

The Board of Directors of American Vanguard urges stockholders to sign and return the Company's WHITE proxy card and disregard any proxy card received from Cruiser.

The letter sent to stockholders highlights the following points:

- The American Vanguard Board is committed to serving the interests of ALL stockholders and to continue driving long-term value creation.
- Under the leadership of your highly experienced Board and management team, the Company has delivered attractive returns and strong performance relative to agrochemical peers and the Russell 2000 over the last seven years.
- The Company is well positioned to drive strong operational and financial performance in 2022 and beyond and continue our strong earnings momentum, with mid-double-digit growth anticipated in 2022.
- The Company's acquisitions and investment in innovative technologies have further positioned American Vanguard to capitalize on favorable industry dynamics in both domestic and international markets.
- There is significant embedded value in our Company, including in our SIMPAS platform and growing Green Solutions portfolio, which offers clear upside to all American Vanguard stockholders.

Cruiser finds it disappointing that AVD would attempt to mislead shareholders on the true extent of the Company's underperformance and believes increased accountability is needed in the boardroom





A Clear Indifference to Shareholder Engagement

The entrenched AVD Board's action continue to reaffirm shareholder engagement is not a priority. Key examples include:

John Killmer has been the Lead "independent" Director for 11 years and on the Board for 14 years. To our knowledge, he has not once engaged with research analysts or stockholders

AVD's inconsistent SEC disclosures on critical matters is indicative of the Company's indifference to shareholder concerns

After our March 7th Nomination notice, Pat Gottschalk and Mark Bassett offered to meet independently with a Nom & Gov Director to discuss their views on AVD and their candidacy. **Both were denied the opportunity to engage**

We fail to understand why an underperforming company does not want to constructively engage with its stockholders?



CRUISER CAPITAL ADVISORS, LLC



A Pattern of Deteriorating Shareholder Engagement and Opaque Disclosures

We believe a pattern of behavior has been demonstrated over the last 5 years showing reduced communications to shareholders, reduced exposure to analysts and multiple examples of obfuscated or missed metrics

1. The Company wrote annual Chairman and CEO letters each year from 2008 to 2014. Starting in 2015 the Company stopped writing annual shareholder letters – we are unclear as to why

2. On the Company's March 8, 2022 earnings call there were no questions asked. No sellside or buyside analysts appeared to be on the call

3. As of 11 days after their earnings call neither of the two research analysts "covering the stock" had written an update on AVD's earnings release

4. AVD continues to provide revenue guidance for each of the next 4 years by segment without accompanying profitability or FCF metrics

5. The Company's ROI and acquisition multiple disclosures published in two separate investor presentations call into question the Company's ability to properly measure, or explain, its ROI

CRUISER CAPITAL
ADVISORS, LLC





An Outdated IR Page Sends a Clearly Murky Signal to Shareholders

- As May 10, the AVD website still lists the wrong analyst on their website – Gerry Sweeney, not Joseph Reagor who hasn't covered AVD for the past 18 months



AMERICAN VANGUARD
About Us
Governance
SEC Filings
News & Media
Contact Us
ESG
Analyst Coverage
Joseph Reagor
Roth Capital Partners
Chris Kapsch
Loop Capital
The above noted analysts follow American Vanguard in research. Please note that any opinions, estimates or forecasts regarding American Vanguard's performance made by these analysts are theirs alone and do not represent opinions, forecasts or predictions of American Vanguard or its management. American Vanguard does not by its reference above or distribution imply its endorsement of or concurrence with such information, conclusions or recommendations.
AMVAC
Visit this dynamic subsidiary of American Vanguard
AMERICAN VANGUARD
Q1 2022 Earnings Presentation

Another example of AVD's indifference toward shareholders



Third Party Concerns for Corporate Governance



CORP GOV

Corporate Governance Falls Behind the Times at American Vanguard



There are several strong indications that AVD needs a nudge to modernize its board…Why does the board insist on keeping aging directors? In a recent filing, AVD said that Mr. Erlich "possesses specific skills, knowledge and qualifications that are not easily replaced, and his premature retirement would place the Company at risk of violating the independence and audit committee composition requirements of the New York Stock Exchange and the Securities Exchange Act."

Corporate governance experts don't buy it. "It's pretty poor planning on the board's part," said Charles Elson, Founding Director, Weinberg Center for Corporate Governance at the University of Delaware. "**It raises questions about how seriously you're taking the governance issue.**"

One investor not involved in AVD said his fund recently passed on buying the shares, noting the very low insider ownership and corporate governance concerns. That investor pointed out that both **the board and management have been "stagnant" despite sideways trading in the stock since 2005.**

One of AVD's main arguments is that some Cruiser nominees "lack the desire to serve as directors." But again, that **claim seems at odds with the fact that they all own shares in the company, have agreed to run in the proxy contest, and have extensive industry experience.**



https://corpgov.com/corporate-governance-falls-behind-the-times-at-american-vanguard/. Emphasis added.



Board of Directors Compensation

Compensation paid to non-management Directors ($000's)

Director	Years	Total Compensation
Scott D. Baskin	8 Yrs	1,193
Lawrence S. Clark**	16 Yrs	2,181
Debra F. Edwards	11 Yrs	1,589
Émer Gunter	3 Yrs	341
Alfred F. Ingulli	12 Yrs	1,802
John L. Killmer	14 Yrs	2,621
Morton D. Erlich	9 Yrs	1,295
M. Esmail Zirakparvar	12 Yrs	1,710

■ Total Compensation paid to each Director

Source: Information derived from company Proxy statements filed between 2002 to 2021
**Lawrence S. Clark is not standing for re-election, he resigned in December 2021.
Includes entire compensation paid during all years of service




CRUISER CAPITAL
ADVISORS, LLC



VI. Change is Needed in the Boardroom





Cruiser Attempted to Find a Constructive Solution with AVD

- **Cruiser engaged extensively with AVD.** Over the course of five months, Cruiser participated in multiple video meetings and discussions to better understand the strategic direction and accomplishments of the Company (June 25, 2021, July 22, 2021, August 10, 2021, November 12, 2021 and December 16, 2021)

- **We stated clearly on several occasions our desire to resolve the situation without a contested election.** Cruiser was open to flexible solutions, including utilizing advisor roles in conjunction to Board seats (March 14 & April 11) – which the Company spun into the claims our directors didn't want to serve on the Board

- **We offered AVD the opportunity to use a universal proxy card.** This was in an effort to enfranchise stockholders and save money for the Company (April 15)

- **Four days later, AVD rejected the offer.** Further confirming its unwillingness to compromise with Cruiser (April 19)

Our priority has been and continues to be on unlocking value for AVD stockholders – our attempts to do this constructively have been rebuffed

CRUISER CAPITAL ADVISORS, LLC





Questionable Engagement with Cruiser

CRUISER CAPITAL

Cruiser presented to the Board for 1 hour outlining how TSR was poor, some reasons why, and multiple suggestions for the Company to improve shareholder value

From April 12 to April 18th the only contact was Cruiser requesting an additional meeting. When Mr. Killmer and Mr. Zirakparvar were asked if they had any questions on the presentation, we were told there were none

Curiously, despite repeatedly being told that the Board's assessment of the Cruiser candidate's desire to serve on the Board was incorrect, the Head of Nom & Gov made no effort to contact them to correct the record. Instead, the Company released in a proxy filing that *"None of the nominees themselves have directly recanted the positions they expressed to the Board."*

After the 1-hour presentation Cruiser was told that the Board would "adjourn to review the presentation" and come back with questions presumably to engage in constructive dialogue. The Board chose to ask no questions of Cruiser on its presentation and instead performed perfunctory interviews. To this day no one from AVD has engaged with Cruiser about their thoughts on how to increase shareholder value

The Board writ large displayed no desire to constructively engage with Cruiser's concerns, questions or recommendations

The Nom and Gov committee requested no references from any of the Cruiser candidates. AVD's own NGC guidelines cite "contacting references" as important to its "director evaluation process."





Board Insularity: Perfunctory Board Interview Process

- AVD performed "perfunctory" interviews with Cruiser Board candidates asking each candidate the same predetermined questions; no references were requested or contacted. On April 12, Mr. Wintemute informed Mr. Rosenbloom that he believed none of the other nominees actually wanted to serve as Directors

- This claim is both inaccurate and bizarre

- Both Dr. Bassett and Mr. Gottschalk have invested countless hours researching AVD; they have invested $1.5 million of their own money in AVD's shares, and they definitively wrote to the Board of their willingness and desire to serve

- As clearly there was a difference of opinion on this basic point, why wouldn't the Lead Director have simply asked either individual to clarify their desire to serve on the Board? Given that this messaging point had become a prominent feature of the Company's campaign, **it seems clear that the Board never truly cared about the facts**

- As a small indication that the Board ran an unprofessional process, they never asked for references – yet when asked on April 18th, the Chair of the Nomination and Governance Committee still affirmed that "all of your references responded in a timely fashion"

The Board refused to engage with our nominees in good faith – showing a culture of weak corporate governance





Actions AVD Has Taken Since Cruiser's Nomination Notice

1. Announced a 1 million share buyback (March 8)

2. Increased dividend by 25% (March 23)

3. Initiated and went on an extensive NDR meeting with shareholders (March 20-25)

4. AVD announced for the first time ever in its 2022 proxy filing that it has been pursuing a "multi-year Board refreshment process" since 2011 (April 19)

5. Released earnings earlier than usual with forecasts aligning with Cruiser's predictions (May 6)

The Board has only taken these actions in the face of stockholder pressure – and would likely not have without Cruiser's engagement

CRUISER CAPITAL ADVISORS, LLC





The Targeted Incumbent Nominees are No Longer Additive to the Board

John Killmer

Age: 72
AVD Tenure: 14 years
Compensation during tenure: $2.6 million

✗ Mr. Killmer has served on the Board for over 14 years and as Lead Independent Director for 11

✗ As **the longest tenured "independent" director,** we believe Mr. Killmer's independence and objectivity as Lead Independent Director could be increasingly in question

✗ We do not believe he has met with many -- if any -- of the Company's institutional investors or research analysts to understand stockholders concerns to help create value

Esmail Zirakparvar

Age: 72
AVD Tenure: 12 years
Compensation during tenure: $1.7 million

✗ Allowed AVD to regularly waive its retirement policy and **shun true refreshment at the Board level** to the detriment of stockholders

✗ He has presided over a hollow "multi-year process" of improving Board diversity" which resulted in the appointment of two new directors over the last 11 years with a five-year hiatus between a director retirement and appointment of Emer Gunter

✗ He has made **no meaningful effort to develop a succession plan,** in our view, given Morton Erlich, who has tendered his resignation twice due to the Board's age restriction, remains the only viable candidate to chair the Audit Committee as a certified CPA

Al Ingulli

Age: 80
AVD Tenure: 12 years
Compensation during tenure: $1.8 million

✗ Mr. Ingulli has remained on the Board **five years past the required retirement age** – a clear indicator of the insular and stale boardroom culture at AVD

✗ As chairman of the Finance Committee, Mr. Ingulli has allowed **value-destructive capital allocation** to go unchecked and **failed to set tangible metrics to measure management's performance against business goals**

✗ Although the Company's proxy states his continued service is to maintain "critical skills and contributions", Mr. Ingulli has overseen the Company's TSR significantly underperform peers and the broader market





Dr. Mark R. Bassett



- Mark has a long and accomplished history over the last 30 years of building and growing chemical businesses.

- Most recently, from June 2016 until December 31, 2021 Mark was the Chairman and CEO of Hemlock Semiconductor (HSC). He was selected to lead the transition of HSC to becoming a standalone company of approximately $1 Billion in revenue and roughly 1,200 of employees. He significantly increased shareholder value by increasing sales by ~50% as they gained access to the solar market and reducing cost to serve by ~30%.

- From 2012-2016 he was a global VP, Polyurethanes at The Dow Chemical Company responsible for a multi-billion dollar global P&L with over 2000 associates at over 35 sites globally. There he significantly grew EBITDA by employing new market participation and pricing strategies and significantly lowering operational cost and expanding capacity by driving efficiencies in manufacturing and supply chain.

- Mark graduated magna cum laude from Notre Dame with a B.S. in Chemical Engineering and holds an M.S. and Ph.D in Chemical Engineering from the University of Virginia. Mark owns approximately 27,000 shares of AVD common stock.

Operational Expertise

Vision & Leadership

Capital Allocation Expert

 HEMLOCK SEMICONDUCTOR



 DOW®

" I'm excited about this opportunity because AVD has the potential to achieve a lot of upside in a critical industry. My personal passion is collaboratively working with teams to deliver significantly improved results. I have a long track of doing that in a variety of industries and think I can help here as well. "







Patrick E. Gottschalk



> Operational Expertise

> Corporate Governance

> Capital Allocation Expert





- Pat is the former Chairman and CEO of Union Carbide from 2007 until 2012.

- Most recently Mr. Gottschalk served as President of Coatings, Monomers and Additives - a multi-billion dollar business within The Dow Chemical Co., which is a chemicals manufacturer, and served in this capacity from 2012 until 2016. He brings over 30 years of global business experience.

- Mr. Gottschalk currently serves as a director of Superior Plus Corporation (TXS:SPB).

- Mr. Gottschalk received a BS in Chemical Engineering from the University of Texas and an MBA from Pepperdine University. Pat previously was a Cruiser Nominee to the Ashland Corporation Board of Directors. Mr. Gottschalk owns approximately 50,000 shares of AVD common stock.

> *I invested in AVD because the products they make and markets they serve are important. The customers and employees at AVD deserve directors that work hard to deliver earnings growth and a sustainable future. I've spent my career making businesses better and I want to bring those capabilities to elevate AVD.*



CRUISER CAPITAL
ADVISORS, LLC

Keith M. Rosenbloom



- Keith is a co-founder of Cruiser Capital. Keith has over 30 years of investing experience with an emphasis on applying traditional value oriented private equity techniques to public and private special situations.

- He has consistently helped large and small companies create value through nominating directors, placing key executives and advising CEOs.

- Prior to Cruiser Keith co-founded the CARE Capital Group merchant bank; served as a co-head of investments at Comvest Investment Partners. He serves on several charitable boards. Keith is a graduate of Yale University.

- Within Chemicals and Industrials, previously Keith and Cruiser has nominated Jerome Peribere to the Ashland (ASH) Board of Directors; Carole Eicher and Allen Spizzo to the A.Schulman (SHLM) Board of Directors; Carole Eicher, Pat Gottschalk. Dr. Bill Joyce and Allen Spizzo to the Ashland (ASH) Board; and consented to the nominations of Craig Rogerson, Ricky Sandler and G. Novo to the Ashland Board of Directors.

> Corporate Governance

> Asset Allocation

> Capital Markets Expertise


Ashland
always solving


A. Schulman

> " AVD has a lot of potential to improve the way it treats its stakeholders. It also has really exciting opportunities across its Green Solutions portfolio to enter new markets. I believe my focus on placing stakeholders first can help AVD generate sustainable long-term returns for its stakeholders. "



Bad Faith Engagement Indicative of Need for Change

The reasons concocted by the Board to reject our directors are bizarre

The Company claims that:

1) Our nominees don't really want to serve

2) They aren't experienced in the Ag Chem Industry,

3) They didn't express new ideas

4) AVD claims it conducted a thorough review of their nominations

The reality is:

1) Bassett, Gottschalk and Rosenbloom all want to be Directors

2) Each is an accomplished businessperson two have a demonstrated expertise leading complex Chemical companies – most Boards want to diversify their leadership experience base to help management improve their business practices (for example, only 2 of FMC's 11 directors come from Ag Science);

3) We offered numerous suggestions but most of our questions were met with literally no response; and

4) Given the Board's apparent confusion as to whether our directors wanted to serve – why didn't they simply ask each one to clarify their desire to be an AVD Director? As a small indication that the Nom and Gov committee ran a sham process, they never asked for references – yet the head of Nom and Gov affirmed on April 18th that they "had no problem reaching all of our references"

We believe the over-tenured and entrenched Board's engagement indicates the need for refreshment





VII. Creating Shareholder Value at AVD





Improved Operational Focus & Execution Will Drive Value

CRUISER CAPITAL

- AVD has driven significant revenue growth. Despite that growth, EBITDA margins have dropped sharply leading to no real improvement in earnings
- Improved operating execution and focus across all functions will restore EBITDA margins to 15% or more, in line with historical performance and similar companies
- Restoring EBITDA margins, we will create significant long-term shareholder value

Historical EBITDA margins

30%
25%
20%
15%
10%
5%
0%
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
FMC: 26% 25% 23% 23% 25% 19% 25% 26% 26% 27% 26%
AVD: 18% 21% 20% 10% 11% 13% 14% 13% 10% 10% 10%
UPL: 18% 17% 17% 18% 19% 20% 20% 20% 19% 20% 22%
AVD
FMC
UPL





Focusing on the Handful of Key Operating Metrics Will Drive Value

Metrics for Commercial Discipline

- Variable Margin per product per customer location with a clear focus on improved unit margins
- Volume for identified areas of growth whether it's a particular product, end-market, or geographic market
- Implement opportunity tracking system to identify each sales opportunity and measure close rate

Metrics for R&D Discipline

- Stage Gate portfolio management with milestone transparency to investors
- Timing and value generation from new product, process or process improvement initiatives

Metrics for Manufacturing Discipline

- Raw Material and Energy Efficiencies
- 1st pass prime
- % on-stream time
- Current run rate versus maximum capability
- Return per process hour for reach product

Metrics for Supply Chain Discipline

- Forecast accuracy
- Percent Produce to Plan
- Inventory turns
- Freight efficiency

Compensation Programs Should Reinforce the Drive for Expanded EBITDA Margins



CRUISER CAPITAL ADVISORS, LLC



Fixed Cost Control Appears to be a Major Opportunity

- While AVD has driven significant revenue growth via acquisition, there appears to have been no cost synergies or typical learning curve benefit as fixed costs as a percent of sales have actually increased

- General & Administrative costs have risen the most which is particularly surprising given the growth is through acquisition

- A thorough review of organizational design, managerial loading, workload effectiveness should be done

In $, mm	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Revenue	304.4	366.2	381.0	298.6	289.4	312.1	355.0	454.3	468.2	458.7	556.9
Selling expense	23.3	25.9	32.9	31.6	27.1	27.4	29.1	39.6	45.1	42.4	48.6
General and administrative expense	21.4	29.7	33.5	27.1	28.5	32.1	37.7	43.0	46.6	48.8	61.7
R&D and regulatory expense	18.0	20.8	21.6	21.2	19.1	21.3	26.1	26.4	24.1	26.3	28.9
As a % of Revenue											
Selling expense	7.7%	7.1%	8.6%	10.6%	9.3%	8.8%	8.2%	8.7%	9.6%	9.2%	8.7%
General and administrative expense	7.0%	8.1%	8.8%	9.1%	9.9%	10.3%	10.6%	9.5%	10.0%	10.6%	11.1%
R&D and regulatory expense	5.9%	5.7%	5.7%	7.1%	6.6%	6.8%	7.3%	5.8%	5.1%	5.7%	5.2%



CRUISER CAPITAL ADVISORS, LLC

Impact On Current Share Price Due to EBITDA Margin Improvement

(In $ mm except share price)	2021	Case 1	Case 2
Sales	557	557	557
EBITDA	57		
EBITDA Margin Improvement	*10%*	*15%*	*20%*
EBITDA	57	84	111
EV/EBITDA	11.7x	11.7x	11.7x
Enterprise Value	666	976	1301
Net Debt	36	36	36
Market Cap	630	940	1265
No. of shares outstanding	31	31	31
Implied Share Price	$20.3	$30.3	$40.8
% Increase in Share Price		*49%*	*101%*

1. *Case 1 & Case 2 assume EBITDA margin improvements.*
2. *Based on 30.9m shares outstanding*
Market Data as of Mar 24, 2022

CRUISER CAPITAL ADVISORS, LLC





Implied Share Price Based on 2025 Guidance using 12x EBITDA multiple

(In $ mm except share price)	2025 (Case 1)[1]	2025 (Case 2)[1]
Revenue	752	947
Gross Margin	300.8	369.3
Gross margin %	40.00%	39.00%
EBITDA	133.7	179.9
EBITDA margin %	17.78%	19.00%
EBITDA multiple	12.0x	12.0x
Enterprise Value	1604.5	2159.2
Net Debt	36	36
Implied Market Cap	1568.5	2123.2
Implied Price per Share[2]	$50.8	$68.7

Notes: 1. Case 1 is based on a revenue increase of ½ the growth of Management's March 8, 2022 forecast; Case 2 is based on management's projected $947mm in 2025 revenues results; Case 1 & Case 2 assume operational improvements.

2. Based on 30.9m shares outstanding


CRUISER CAPITAL
ADVISORS, LLC



What Our Nominees Will Bring to the Boardroom

Our Nominees bring the experience required to create the framework to Elevate AVD

Have Grown Businesses and Improved Commercial Performance

✓ Implemented an opportunity tracking program identifying over $1B in revenue & increasing sales by over $600M.

✓ Drove significant improvement in margin generation focusing on disciplined price/volume management Accomplished by setting up KPIs, margin track tools, improved sales aids, and improved external communication

✓ Implemented new marketing, innovation, public affairs, and government affairs strategies to drive significant growth and up to $100M/year in improved EBITDA

Have Driven Significant Operational Improvement

✓ Improved raw material and energy efficiency leading to savings of up to $50M/yr. Accomplished by setting up KPIs, tracking and reporting tools, and shared learning networks

✓ Debottlenecked assets up to 30% by leverage process modeling, improved scheduling, and cultural transformation

✓ Drove organizational design and workflow simplicity leading to a 25% reduction in headcount

Have Created Significant Value through Effective Capital Management & Integration

✓ Oversaw multiple M&A transactions of up to $700M and successfully integrated into existing businesses to drive significant cost savings

✓ Negotiated and implemented industry restructuring that eliminated over $100M in capital spending while increasing sales and growing earning by over $15M/year

✓ Led Global Sales and Marketing Integration for a $16 Billion acquisition



CRUISER CAPITAL
ADVISORS, LLC



What Our Nominees Will Bring to the Boardroom

Focus on Stockholder Value Creation

✓ Commitment to helping AVD create long-term shareholder value by improving its asset allocation paradigm, corporate finance analysis, capital markets credibility and focus on improving long-term stakeholder returns

Enhancing Corporate Governance Policies

✓ Will institute corporate governance best practices that benefit all stakeholders, including by:

  ✓ Improving transparency

  ✓ Aligning incentives

  ✓ Instituting consistent refreshment policies

  ✓ Moving to separate the CEO and Chairman roles



CRUISER CAPITAL
ADVISORS, LLC



Conclusion: Elevating AVD

- The **reconstituted Board** will bolster the Board's business experience, diversity of thought, independent views, capital markets expertise and the background to implement independent corporate governance

- We believe if our directors are elected, they can immediately get to work **helping management elevate AVD**

- Based on the Company's own 2025 revenue guidance, we are confident that if management is clearly held accountable, governance is improved and margins are increased, AVD could be **valued between $55-$60 per share by 2025**

We urge you to vote for Cruiser's highly qualified nominees on the BLUE proxy card today



CRUISER CAPITAL
ADVISORS, LLC



Vote for Real Change at AVD

VOTE ON THE
BLUE PROXY CARD

>

TO ELEVATE AVD



CRUISER CAPITAL
ADVISORS, LLC



VIII. Appendix





AVD's Portrayal of Engagement With Cruiser Does Not Tell the Whole Story

AVD's Statement	Reality
AVD asserted that Cruiser "presented more than 40 slides to the Board that outlined what Cruiser characterized as deficiencies"	This is incorrect and indicative of the insular nature of how this Board works together. Only 7 slides addressed deficiencies and the rest presented factual information such as historical compensation for directors and NEOs, historical margin, expense and revenue analysis, biographical information, etc., that were designed to be informative and generate discussion, even if the Board did not find the factual information flattering. Cruiser notes that at least 3 of its slides were dedicated to describing the "Investment Opportunity" in American Vanguard and 4 slides were dedicated to demonstrating how the Company's value and share price could increase meaningfully.
AVD states "neither Mr. Rosenbloom nor Cruiser's other three nominees presented any concrete recommendations or specific proposals for addressing the supposed defects or any appreciation of the risks that would accompany an abrupt change in strategic direction,"	with that said, even the Company acknowledges that Cruiser made several suggestions concerning Incentive Compensation; composition of the Company's proxy Peers; auditing prior acquisitions to maximize value, etc. but the reality remains that the Board Omits the material fact that the Board chose to not engage in constructive dialogue with the group.
AVD promised Cruiser 2 hours to present and engage in constructive dialogue.	Instead, Cruiser presented for one hour and the Board adjourned prior to interviewing the candidates. Virtually no conversation or constructive dialogue took place. Rather after Cruiser's presentation the Board adjourned to "review the presentation" but then proceeded to simply conduct perfunctory interviews.
The Company's proxy statement states that Cruiser raised questions about Mr. Wintemute's suitability to serve as both Chairman and CEO of the Company and then uses the following language to suggest that Cruiser's presentation and our nominees presented that the Company appears to be "positioned for a prolonged period of strong tailwinds" under Mr. Wintemute's leadership."	This is false and misleading statement, but more importantly it is indicative of how tone-deaf the Board is to what shareholders tell them. Cruiser presented several reasons why it believed that the industry and macro tailwinds positioned the company for growth, and specifically used the phrase "Macro tailwinds are quite favourable for global agricultural spending and demand," however, but at no point in Cruiser's presentation did it make any statement supporting Mr. Wintemute's leadership. Cruiser stated explicitly that it sees "substantial upside with operational focus" and "improved focus on Capital Allocation {Sic}."





Comparative Performance

Cumulative Ten-Year Total Return (From June 9, 2011 to December 31, 2021) (Assumes Initial Investment of $100)

Year	Morningstar Global Specialty Chemicals*	S&P Mid Cap 400 / Specialty Chemicals	S&P 500	American Vanguard Corporation
Jun-11	-	100.0	100.0	100.0
Dec-11	100.0	103.0	98.8	118.5
Dec-12	135.2	141.7	114.6	278.0
Dec-13	170.2	177.2	151.7	219.2
Dec-14	180.2	203.7	172.5	106.2
Dec-15	182.0	197.0	174.9	128.3
Dec-16	197.6	246.7	195.8	175.7
Dec-17	265.9	264.1	238.5	180.8
Dec-18	230.0	250.9	228.1	140.4
Dec-19	293.9	297.2	299.9	180.8
Dec-20	366.3	319.6	355.0	144.6
Dec-21	**439.2**	**379.3**	**456.9**	**153.4**

Cumulative Ten-Year Total Return from June 9, 2011 to December 31, 2021

	Morningstar Global Specialty Chemicals*	S&P Mid Cap 400 / Specialty Chemicals	S&P 500	American Vanguard Corporation
Total Return	339.2%	279.3%	356.9%	53.4%
Incremental Return over AVD	285.6%	225.6%	302.6%	0.0%

Source: FactSet and Morningstar Global Website
* For Morningstar GSCI the return is for the period Dec 31, 2011 to Dec 31, 2021

CRUISER CAPITAL
ADVISORS, LLC





Comparative Performance

Cumulative Ten-Year Total Return (From June 9, 2011 to March 31, 2022) (Assumes Initial Investment of $100)

Year	Morningstar Global Specialty Chemicals	S&P Mid Cap 400 / Specialty Chemicals	S&P 500	American Vanguard Corporation
Jun-11	-	100.0	100.0	100.0
Dec-11	100.0	103.0	98.8	118.5
Dec-12	135.2	141.7	114.6	278.0
Dec-13	170.2	177.2	151.7	219.2
Dec-14	180.2	203.7	172.5	106.2
Dec-15	182.0	197.0	174.9	128.3
Dec-16	197.6	246.7	195.8	175.7
Dec-17	265.9	264.1	238.5	180.8
Dec-18	230.0	250.9	228.1	140.4
Dec-19	293.9	297.2	299.9	180.8
Dec-20	366.3	319.6	355.0	144.6
Dec-21	439.2	379.3	456.9	153.4
Mar-22	**385.3**	**326.6**	**435.9**	**190.4**

Cumulative Ten-Year Total Return from June 9, 2011 to Mar 31, 2022

	Morningstar Global Specialty Chemicals*	S&P Mid Cap 400 / Specialty Chemicals	S&P 500	American Vanguard Corporation
Total Return	285.3%	226.6%	335.9%	90.4%
Incremental Return over AVD	194.9%	136.2%	245.5%	0.0%

Source: FactSet and Morningstar Global Website
* For Morningstar GSCI the return is for the period Dec 31, 2011 to Mar 31, 2022



CRUISER CAPITAL ADVISORS, LLC



Implied Share Price based on 2022 Management Guidance

CRUISER CAPITAL

	2021	2022E		
In $, millions	Actual	Case 1 (Low)	Case 2 (Mid)	Case 3 (High)
Revenue	**557**	**601**	**610**	**618**
YoY Growth %		*8%*	*10%*	*11%*
Gross Profit	**213**	**229**	**238**	**247**
Gross Margin %	*38%*	*38%*	*39%*	*40%*
Operating expenses	**182**	**191**	**194**	**196**
Operating exp. as % of Revenue	*32.8%*	*31.8%*	*31.8%*	*31.8%*
Operating Profit (EBIT)	**31**	**37**	**44**	**51**
Deprecation & Amortization (D&A)	**26**	**26**	**26**	**26**
D&A as % of Revenue	*4.6%*	*4.3%*	*4.2%*	*4.2%*
EBITDA	**57**	**63**	**70**	**77**
EBITDA Margin %	*10.2%*	*10.5%*	*11.4%*	*12.4%*
EBITDA Multiple	11.7x	10.1x	10.1x	10.1x
Entreprise Value	**665.3**	**639.8**	**704.2**	**776.2**
Net Debt	36	36	36	36
Market Cap & Implied Market Cap	**629**	**604**	**668**	**740**
Implied Price per Share	**$20.3**	**$19.5**	**$21.6**	**$24.0**







Key Initiatives For AVD

Driving Operational Efficiency

- Capacity Creep
- Improved efficiency in areas of biggest identified opportunity. Two large levers are
  - Raw material efficiency
  - Capacity utilization

Driving Margin Expansion

- Sales and pricing effectiveness
- Growth of existing products into adjacent markets, either applications or geographic
- Growth of higher value products or services; either through market acceptance or improved market share
- Develop and launch new products or services

Link compensation to achievement of these objectives





AVD vs FMC – SG&A Margin

(In $ mm)	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
AVD											
Revenue	304	366	381	299	289	312	355	454	468	459	557
Revenue Growth	-	20%	4%	-22%	-3%	8%	14%	28%	3%	-2%	21%
SG&A	84	102	116	108	100	108	121	144	151	154	182
AVD - SG&A margin	*28%*	*28%*	*30%*	*36%*	*35%*	*35%*	*34%*	*32%*	*32%*	*34%*	*33%*
FMC											
Revenue	3,036	3,410	3,131	3,259	2,491	2,539	2,531	4,285	4,610	4,642	5,045
Revenue Growth	-	12%	-8%	4%	-24%	2%	0%	69%	8%	1%	9%
SG&A	507	602	612	716	797	570	720	1078	1091	1018	1019
FMC - SG&A margin	*17%*	*18%*	*20%*	*22%*	*32%*	*22%*	*28%*	*25%*	*24%*	*22%*	*20%*



Source: FactSet & Company filings





AVD vs FMC – EBITDA Growth and Margin

Over the years, AVD's EBITDA has grown at CAGR of 0.45% whereas FMC's EBITDA has grown at CAGR of 5.35%, despite AVD having higher revenue CAGR of 6.24%

(In $ mm)	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	CAGR (11-21)
AVD												
Revenue	304	366	381	299	289	312	355	454	468	459	557	-
Revenue Growth	-	20%	4%	-22%	-3%	8%	14%	28%	3%	-2%	21%	6.24%
EBITDA	54.3	76.2	75.0	29.6	32.9	41.5	48.8	61.1	48.6	47.5	56.8	-
EBITDA Growth	-	40%	-2%	-61%	11%	26%	18%	25%	-20%	-2%	20%	0.45%
EBITDA Margin	18%	21%	20%	10%	11%	13%	14%	13%	10%	10%	10%	-
FMC												
Revenue	3,036	3,410	3,131	3,259	2,491	2,539	2,531	4,285	4,610	4,642	5,045	-
Revenue Growth	-	12%	-8%	4%	-24%	2%	0%	69%	8%	1%	9%	5.21%
EBITDA	786	860	726	735	635	486	623	1109	1221	1250	1324	-
EBITDA Growth	-	9%	-16%	1%	-14%	-23%	28%	78%	10%	2%	6%	5.35%
EBITDA Margin	26%	25%	23%	23%	25%	19%	25%	26%	26%	27%	26%	-

Source: FactSet & Company filings





AVD vs FMC - Operating Margin

Operating margin for AVD is lower than FMC mainly due to higher SG&A expenses as a % of revenue

AVD vs FMC (as a % of Revenue)

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
FMC EBIT	20	20	19	15	0	14	9	19	22	22	23
FMC SG&A	17	18	20	22	32	22	28	25	24	22	20
FMC COGS	64	63	62	63	68	63	62	56	55	56	56
AVD EBIT	13	16	15	2	4	7	8	9	6	4	6
AVD SG&A	28	28	30	36	35	35	34	32	32	34	33
AVD COGS	60	56	55	62	61	59	58	60	62	62	62

Legend: COGS (AVD), SG&A (AVD), EBIT (AVD), COGS (FMC), SG&A (FMC), EBIT (FMC)

Source: FactSet & Company filings



CRUISER CAPITAL ADVISORS, LLC



Top Shareholders

Top 15 Institutional Shareholders	%
BlackRock Fund Advisors	14.9
Dimensional Fund Advisors LP	7.5
T. Rowe Price Associates, Inc.	5.9
The Vanguard Group, Inc.	5.8
Wellington Management Co. LLP	4.8
Janus Henderson Group PLC	3.6
State Street Corp	3.1
Cruiser Capital Advisors LLC	2.5
Invesco Ltd	2.3
Royce & Associates LP	2.1
Heartland Advisors, Inc.	2.1
Northern Trust Corp	1.7
FMR LLC	1.5
Geode Capital Management LLC	1.5

Top Insider Shareholders	%
Wintemute Eric Glenn (CEO)	3.6
Trogele Ulrich G	0.5
Donnelly Timothy J	0.3
Johnson David Thomas	0.2

Source: Bloomberg, May 5, 2022





Strategic Growth Targets *(March 2022)*



Source: March 8, 2022 – AVD Q4 2021 Earnings Call Presentation



Strategic Growth Targets



Source: May 4, 2022 – AVD Q1 2022 Earnings Call Presentation



Published Growth Targets

Q3 2020 Investor Presentation

Nov 09, 2020

SIMPAS: Value Capture Target

Q2 2021 Investor Presentation

Aug 09, 2021

SIMPAS: U.S. Value Capture Target on 4 Crops

Source: Q3 2020 & Q2 2021 Investor Presentation

